

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Christopher Bruno
President
RSE Archive, LLC
250 LAFAYETTE STREET, 3rd FLOOR
NEW YORK, NY 10012

> **Re: RSE Archive, LLC**
> **Offering Statement on Form 1-A Post-Qualification Amendment No. 2**
> **Filed December 5, 2019**
> **File No. 024-11057**

Dear Mr. Bruno:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services